Exhibit 1.01

Conflict Minerals Report

Bed Bath & Beyond Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD in respect of 2017 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is May 31, 2018.

Unless otherwise indicated, the term "Company" refers collectively to Bed Bath & Beyond Inc. and subsidiaries.

As used herein, "Conflict Minerals" and “3TG” are gold, columbite-tantalite, cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. Forward-looking statements can be identified by the use of words, such as "intend" and the like, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that 3TG that are necessary to the functionality or production of private label products that it contracts to manufacture benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (the "DRC") region, the United States or elsewhere. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to the Company

The Company is an omnichannel retailer selling a wide assortment of domestics merchandise and home furnishings which operates under the names Bed Bath & Beyond, Christmas Tree Shops, Christmas Tree Shops andThat! or andThat!, Harmon, Harmon Face Values or Face Values, buybuy BABY and World Market, Cost Plus World Market or Cost Plus. Customers can purchase products either in-store, online, with a mobile device or through a customer contact center. The Company generally has the ability to have customer purchases picked up in-store or shipped direct to the customer from the Company’s distribution facilities, stores or vendors. In addition, the Company operates Of a Kind, an e-commerce website that features specially commissioned, limited edition items from emerging fashion and home designers; One Kings Lane, an authority in home décor and design, offering a unique collection of select home goods, designer and vintage items; PersonalizationMall.com, an industry-leading online retailer of personalized products; Chef Central, an online retailer of kitchenware, cookware and homeware items catering to cooking and baking enthusiasts; and Decorist, an online interior design platform that provides personalized home design services. The Company also operates Linen Holdings, a provider of a variety of textile products, amenities and other goods to institutional customers in the hospitality, cruise line, healthcare and other industries. One Kings Lane, PersonalizationMall.com, Chef Central, and Decorist are excluded from this Conflict Minerals Report pursuant to the transition exemption for acquired businesses contained in the Conflict Minerals Rule.

1

The Company purchases substantially all of its merchandise in the United States, the majority from domestic sources and the balance from importers. The Company purchases a small amount of its merchandise directly from overseas sources. In fiscal 2017, the Company purchased merchandise from approximately 11,100 suppliers.

The Company has determined that it is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it exercises over the design, materials, parts, ingredients or components of some of its private label products that contain necessary 3TG. For a list of the Company’s in-scope product categories, see "Product Information: In-Scope Products" below. The Company’s in-scope products taken as a whole include tin, tungsten, and gold, although each in-scope product does not include each of these 3TG. We believe based on supplier responses that the Company’s in-scope products for 2017 did not include tantalum.

For a majority of its private label products, the Company does not have the requisite level of influence over the design, materials, parts, ingredients or components of the products for the products to be in-scope. Therefore, those private label products and the related suppliers, and the brand name goods sold by the Company, are not in-scope for purposes of the Company’s compliance with the Conflict Minerals Rule.

For 2017, the Company identified 64 suppliers of potentially in-scope products (“the Suppliers”). The potentially in-scope Suppliers represent less than 1% of the Company’s entire supplier base for fiscal 2017.

The Company’s Conflict Minerals Policy

The Company has adopted a policy for the supply chain of 3TG ("Conflict Minerals Policy"). The Conflict Minerals Policy is publicly available in the Company’s Corporate Responsibility Report, which is contained on the Company's website.

2

The Conflict Minerals Policy includes, but is not limited to, the Company’s expectations that its suppliers of imported and domestically sourced private label products will:

1.	Strive to only accept 3TG that derive from smelters and refiners on the Responsible Minerals Initiative’s (the “RMI;” formerly known as the Conflict Free Sourcing Initiative’s) lists of Conformant (as later defined) smelters and refiners;

2.	Adopt and comply with a conflict free sourcing policy that is consistent with the Company’s Conflict Minerals Policy and the Company’s publicly posted Code of Conduct, and require its direct and indirect suppliers to do the same;

3.	Determine which of the Company’s products incorporate 3TG, regardless of country of origin;

4.	Map the supply chains associated with the supplier’s products, including by engaging its suppliers to identify the smelters and refiners used in the supplier’s supply chains to process 3TG and determining whether the 3TG are recycled, scrap or original extraction;

5.	Obtain and prepare documentation supporting the origin determination for any 3TG incorporated into the supplier’s products; and

6.	Otherwise put in place policies, procedures and frameworks that are consistent with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals From Conflict-Affected and High-Risk Areas (the "OECD Guidance").

The Company does not seek to embargo sourcing of 3TG from the DRC region and encourages its suppliers to source 3TG responsibly.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2017, the Company conducted a "reasonable country of origin inquiry" ("RCOI"). The Company designed its RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that it contracts to manufacture. For its RCOI, to the extent applicable, the Company utilized the same processes and procedures as for its due diligence, in particular, Steps 1 and 2 of the OECD Guidance.

3

The Company's outreach included the 64 Suppliers that it identified as potentially having contracted to manufacture for the Company products that contain necessary 3TG. The Company determined which of its suppliers and products were potentially in-scope for 2017 through an internal product survey system. The survey system solicited information from buyers and product development regarding the level of involvement the Company had in the manufacturing of potentially in-scope private label products. The list of potentially in-scope products formed the basis of the Company’s list of Suppliers. Not all of the Suppliers were ultimately in-scope.

The Company’s Suppliers did not identify any smelters or refiners for 2017, compared to 80 smelters and refiners that may have been in the Company’s supply chain that were identified for 2016. For 2016, eight suppliers identified smelters and refiners that may have been in the Company’s supply chain. However, for 2017, seven of these suppliers were no longer suppliers and the remaining one Supplier did not provide smelter or refiner information. For 2017, the Company therefore was unable to determine the origin of the necessary 3TG in its in-scope products and, based on the result of its RCOI, the Company conducted due diligence. These due diligence efforts are discussed below.

None of the necessary 3TG contained in the in-scope products were determined by the Company to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, the Company did not conclude that any of its in-scope products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.

Due Diligence Framework

Design Framework

For 2017, the Company utilized due diligence measures relating to 3TG that are intended to conform with, in all material respects, the applicable criteria set forth in the OECD Guidance (Third Edition).

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of the Company's program design are discussed below. However, these are not all of the discrete procedures of the program that the Company has put in place to help ensure that the 3TG contained in its products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that the Company took in respect of 2017 are discussed under "Due Diligence Program Execution."

4

1.	OECD Guidance Step One: "Establish strong company management systems"

a.	The Company has adopted a Conflict Minerals Policy. In addition to being publicly disclosed through its Corporate Responsibility Report, the Conflict Minerals Policy is made available to suppliers through the Company's Quality Assurance Manuals.

b.	The Company has a Conflict Minerals Committee charged with managing the Company’s 3TG compliance program. The Conflict Minerals Committee is overseen by senior personnel in the Company’s legal department. The following functional areas are represented on the Conflict Minerals Committee: buying, finance; legal, logistics, product development, and quality assurance.

c.	The Company utilizes a third-party information management services provider (the “Service Provider”) to supplement its internal management processes. The Company also utilizes specialist outside counsel to assist it with its 3TG compliance program.

d.	The Company trains internal personnel from the buying, logistics, product development and quality assurance functional areas on the Conflict Minerals Rule, the OECD Guidance and the Company’s 3TG compliance program.

e.	The Company utilizes an internally developed product survey system to identify potentially in-scope products and suppliers.

f.	The Company utilizes the Service Provider to, on its behalf, (i) engage in information gathering and outreach with in-scope suppliers; (ii) review and validate in-scope supplier information; (iii) identify risks based on smelter and refiner sourcing practices of in-scope suppliers; and (iv) store records of due diligence processes, findings, and resulting decisions in an electronic database.

g.	The Company uses the Conflict Minerals Reporting Template (“CMRT”) developed by the RMI to obtain information from in-scope suppliers and identify smelters and refiners in its supply chain.

5

h.	The Company has a policy requiring the maintenance of business records relating to 3TG due diligence processes, findings and resulting decisions for at least five years. The Company maintains its records relating to 3TG due diligence processes, findings and resulting decisions in an electronic format.

i.	The Company has a grievance mechanism for reporting violations of the Company’s Conflict Minerals Policy. Reports can be made to the Company’s Legal Department at (908) 688-0888.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.	Inquiries concerning the usage and source of 3TG in in-scope suppliers’ products, as well as information concerning their related compliance measures, are made by the Company and the Service Provider on the Company’s behalf. Potentially in-scope suppliers are requested to complete a CMRT.

b.	The Company and the Service Provider follow up with in-scope suppliers that do not respond to the request within the specified time frame. The information is requested from each in-scope supplier multiple times to the extent the in-scope supplier continues to be non-responsive. After multiple requests, if a response is not received from an in-scope supplier, the request is escalated to the applicable buying group within the Company. Telephone calls and emails are used as a means of follow up.

c.	The Company and the Service Provider review the responses received from in-scope suppliers. The Service Provider reviews the responses received from suppliers for plausibility, consistency and gaps. It follows up by email with suppliers that submit a response that triggers these quality control flags.

d.	To the extent that a completed CMRT identifies a smelter or refiner, the Service Provider reviews the information provided against the list of Conformant or equivalent smelters and refiners published in connection with the RMI’s Responsible Minerals Assurance Process (the “RMAP;” formerly known as the Conflict-Free Smelter Program), the London Bullion Market Association (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification. "Conformant” means that a smelter or refiner was listed as conformant with the RMAP’s assessment protocols, including through mutual recognition.

6

e.	To the extent that a smelter or refiner identified by an in-scope supplier is not certified as Conformant or the equivalent by an independent third-party, the Service Provider attempts to contact that smelter or refiner to gain information about its sourcing practices, including origin and transfer, and to determine the source and chain of custody of the 3TG. Internet research is also performed to determine whether there are any outside sources of information regarding the smelter's or refiner's sourcing practices.

f.	If a supplier is unable to provide information concerning the processors of 3TG in its supply chain, the Service Provider requests information on the supplier's suppliers of products or components which may have required 3TG for their functionality or production ("Tier 2 suppliers"). The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, are then contacted by the Service Provider.

g.	Suppliers are requested to certify to the accuracy of the information contained in the completed CMRT.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	The Conflict Minerals Committee reports the findings of its supply chain risk assessment to senior personnel in the Company’s legal department and senior management consisting of the Company’s Vice President - Corporate Counsel and Chief Financial Officer and Treasurer.

b.	The Company initiates a tiered risk mitigation strategy that, depending upon the particular facts and circumstances, contemplates continued engagement with the supplier to achieve progressive improvement or the suspension or discontinuation of business with the supplier.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with the Company’s due diligence, the Service Provider, on the Company’s behalf, utilizes information made available by the RMAP, LBMA, and RJC concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant.

7

5.	OECD Guidance Step Five: "Report on supply chain due diligence"

The Company files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and makes the filing available on its website.

Due Diligence Program Execution

In furtherance of the Company’s 3TG due diligence, the Company performed the following due diligence measures for 2017. These are not all of the discrete measures that the Company took for 2017 in furtherance of its 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	The Company sent requests to 64 Suppliers to provide it with a completed CMRT. The Company and the Service Provider followed up by email or phone with the Suppliers that did not provide a response within the time frame specified in the request. 75% of the Suppliers responded to the request to complete a CMRT.

2.	The Company and the Service Provider reviewed the responses received from the Suppliers. The Service Provider reviewed the responses received from the Suppliers for plausibility, consistency and gaps. It followed up by email with Suppliers that submitted a response that triggered specified quality control flags, including that smelters and refiners were not identified for each of the 3TG indicated as being part of the in-scope products. Suppliers were requested to certify to the accuracy of the information contained in the completed CMRT.

3.	Certain Suppliers identified the presence of 3TG in their products, but did not provide smelter or refiner information. In those instances, the Service Provider requested that the Supplier provide an updated response that contained smelter and refiner information.

4.	The Service Provider requested information on the Tier 2 suppliers. The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider.

5.	The Conflict Minerals Committee reported the findings of its supply chain risk assessment to senior personnel in the Company’s legal department and senior management consisting of the Company’s Vice President - Corporate Counsel and Chief Financial Officer and Treasurer.

8

6.	Pursuant to the Company's risk management strategy, if a Supplier failed to complete the CMRT after multiple requests, the Supplier was told its account would be put on payment hold if a response was not received by a specified date. 75% of the Suppliers ultimately completed a CMRT.

7.	In addition, to mitigate the risk that the necessary 3TG in the Company's in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, the Company took the actions below in respect of the 2017 compliance period:

a.	Suppliers were requested to certify to the accuracy of the information contained in the completed CMRT.

b.	The Company completed an internal audit review of its processes relating to 3TG compliance. Internal audit did not recommend any modifications to our compliance program to comply with the OECD Guidance or the requirements of the Conflict Minerals Rule.

c.	For 2017, additional training was provided to the Company’s overseas office in Hong Kong.

Product Information: In-Scope Products

The in-scope products for which Suppliers identified the use of 3TG included products from the closet organization, cookware/tabletop, furniture, general battery-operated, kitchen gadgets/utensils, and pre-lit seasonal greenery categories. Not all of the products in these categories were in-scope.

Future Risk Mitigation Efforts

The Company intends to continue taking the following steps to mitigate the risk that the necessary 3TG in the Company’s in-scope products benefit armed groups:

1.	Encourage suppliers to provide information at a product level (i.e., smelter and refiner information specific to the products that they sold to the Company).

2.	Review the compliance by selected higher-volume suppliers with certain aspects of the Company’s Conflict Minerals Policy.

3.	Monitor and encourage the continuing development and progress of traceability measures at suppliers.

9

4.	Communicate to new in-scope private label suppliers the Company’s sourcing expectations, including through the dissemination of the Conflict Minerals Policy. In addition, as new in-scope private label suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Integrate recently acquired businesses into our 3TG compliance program as provided for in the Conflict Minerals Rule.

All of these steps are in addition to the steps described earlier in this Conflict Minerals Report that the Company took with respect to 2017, which it intends to continue to take with respect to 2018 to the extent applicable.

10